Date    22 June 2000
Number  64/00


BHP COMMITS TO MAJOR OIL DEVELOPMENT IN ALGERIA

The Broken Hill Proprietary Company Ltd. (BHP) today announced it is to proceed with the 300 million barrel (gross) Rhourde Oulad Djemma (ROD) integrated oil field development in the Berkine Basin of Algeria. The development represents a significant value creating addition to the BHP portfolio and is one of a number of greenfield and brownfield projects the company expects to commit to over the coming year.

BHP's partners in the US$500 million development - the Algerian state oil company SONATRACH and the Italian company AGIP Algeria Exploration BV, the Algerian operating company of ENI SpA, the largest energy company in Italy - have also sanctioned the project, which is now subject to formal gazettal by the Algerian Government.

A total of five fields will be developed - ROD, SFNE, RERN, BSF and RDB - all of which are located on exploration Blocks 401a / 402a (BHP 45% operator, AGIP 55%) in the Sahara Desert, some 800km south east of Algiers.

The largest of the fields, ROD, extends into the neighbouring Block 403 concession operated by AGIP and SONATRACH. A Unitisation Agreement has therefore been put in place to govern joint operatorship and commercial arrangements for the development, giving BHP approximately 17 per cent of overall project reserves. After grossing for Algerian taxes, BHP's net share is around 60 million barrels of the proven and probable recoverable hydrocarbon volumes.

The fields will be developed via a new dedicated processing train which will be built at Agip and SONATRACH's existing BRN production facility on Block
403. From there, oil will be exported via the established pipeline infrastructure to terminals located on the Algeria coast, while the associated gas will be re-injected underground. BHP's share of the US$500 million development cost will be around US$190 million.

First production from the fields is scheduled for the first half of 2003, with a gross peak production rate of 80,000 barrels oil per day. The development and operations will be conducted by joint operating entities comprising BHP, AGIP and SONATRACH.


Approval of the ROD integrated oil field development marks the culmination of a four-year targeted exploration programme in the Berkine Basin and the end of commercial negotiations with SONATRACH.

BHP Petroleum President, Philip Aiken, said; "The ROD integrated development represents a major value generator for BHP into the future and is one of a number of potential new projects likely to be delivered from the company's portfolio of greenfield opportunities. As well as demonstrating the value delivery of our focused exploration strategy, I believe the go-ahead also signals the start of a new phase in our 11-year long relationship with Algeria, SONATRACH and the Algerian Government.

"I am enormously encouraged by this important milestone and very much look forward to strengthening our position in Algeria as we move ahead with other opportunities in the country."


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Contact:
Melbourne
MEDIA RELATIONS:                      INVESTOR RELATIONS:
Dr Malcolm Garratt                    Dr Robert Porter
Group Manager External Affairs        Vice President Investor Relations
Ph:     +61 3 9652 6872               Ph:     +61 3 9609 3540
Mob:    +61 419 582 255               Mob:    +61 419 587 456

London
Mr Christopher Huntley                Candy Ramsey
Manager External Affairs              BHP Investor Relations Houston
Ph:     44 20 7802 7331               Tel:    (713) 961-8640
Mob:    44 780 23 23 118              EMail: ramsey.candy.pa@bhp.com.au